Exhibit 77Q-1
Beginning January 1, 2013, and through June 30, 2014, the advisor has contractually agreed to waive its fee and/or reimburse the Fund for expenses incurred (excluding distribution and shareholder servicing fees applicable to Class A and Class C shares, acquired fund fees and expenses and extraordinary expenses) to the extent necessary to maintain the Fund's total annual operating expenses as a percentage of average net assets at 1.35% for Class A shares, 2.00% for Class C shares and 1.00% for Class I shares. This contractual agreement can be amended at any time by agreement of the Fund and the advisor.